

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Jim Frankola
Chief Financial Officer
Cloudera, Inc.
395 Page Mill Road
Palo Alto, CA 94306

> **Re: Cloudera, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2020**
> **Filed March 27, 2020**
> **File No. 001-38069**

Dear Mr. Frankola:

We have reviewed your August 20, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2020 letter.

Form 10-K for the Fiscal Year Ended January 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

1. You indicate in your response to prior comment 1 that renewal rate is an evolving metric. You further state that management evaluates renewals using different measures that are not calculated on a consistent basis. Please clarify what makes this an evolving metric. Also, explain further the different measures that management uses to evaluate renewals and how the calculations differ. In this regard, in your April 30, 2020 Form 10-Q, you disclose that revenue increased from the three months ended April 30, 2019 to the three months ended April 30, 2020 due, in part, to a higher renewal rate. Please tell us the renewal rates for these two periods and, if not calculated consistently, explain why such reference is an appropriate explanation for the increase in your revenue.

Alternatively, if the renewal rates are calculated consistently, please further explain why you believe disclosing such rates is not useful information for investors.

Notes to Consolidated Financial Statements
Note 11. Income Taxes, page 98

2.   In response to prior comment 5, you indicate that the impact from the one-time tax provision of approximately $72 million was fully offset by a valuation allowance. However, it appears that the valuation allowance impacted the provision by only $8.6 million. Please explain.

 You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology